June 10, 2005

By Facsimile and U.S. Mail

Christopher K. Davis
Everest Properties II, LLC
199 S. Los Robles Ave., Suite 200
Pasadena, CA 91101

	Re:	American Republic Realty Fund I
		Schedule TO-T filed June 2, 2005
      Filed by Everest Properties II, LLC

Dear Mr. Davis:

	We have the following comments on the above-referenced filing:

Schedule TO-T

1. You state that your financial statements are not material to persons considering the offer because the ownership of up to 39% of the outstanding units "could not reasonably implicate a change of control" and so your financial condition "would not reasonably be material to persons not selling their units." Your offer does not satisfy the requirements of Instruction 2 to Item 10 of Schedule TO.
Furthermore, as you know, the Commission has stated that "[f]inancial information also can be material when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target" and security holders need the information "to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder."
See Note 195 of Exchange Act Release No. 42055 (October 26, 1999). Provide us your detailed analysis regarding why the concerns expressed in that Release are not present in this offer or revise the filing to satisfy the financial statement requirements of Item 10 of
Schedule TO, including dissemination of at least the summary financial information required by Item 1010(c) of Regulation M-A. Offer to Purchase
Summary of the Offer, page 1
2. We note your disclosure regarding the lack of reported trading in units of the partnership. Disclose whether you or your affiliates are aware of any unreported trading in the units, and if so, the price of those trades. In this regard, it appears that you should disclose the price at which your affiliate purchased units since September 13, 2004, the date of the final amendment to your last tender offer.

Withdrawal Rights, page 5
3. You state that unit holders may withdraw tenders at any time during the offer and, if the units are not accepted, "at any time after July 1, 2005 (60 days following the offer date)." Because the offer commenced on June 2, 2005, this statement is unclear. If you intend to provide back end withdrawal rights as of July 1, then please revise to delete the parenthetical.

Conditions of the Offer, page 6
4. Paragraph (d) conditions the offer on whether an event has occurred that materially impairs the partnership`s "prospects." Please revise to specify or generally describe the "prospects" to which you refer, so that option holders will have the ability to objectively determine whether the condition has been triggered.

Certain Information Concerning the Purchaser, page 9

5. On pages 9-10 you state that Everest Properties II, LLC currently owns 472 partnership units of this partnership, and your affiliate,
Everest Management, LLC currently owns 2,300 units. We note that in the final amendment to your last tender offer for units of American
Republic Realty, filed on September 13, 2004, you disclosed that Everest Properties II, LLC owned 472 partnership units and that Everest Management LLC owned 663 units. Tell us how Everest Management increased its holdings. In addition, we note that you have not made any filings required by Regulation 13D-G since your last tender offer. Provide us a detailed analysis regarding your compliance with Regulation 13D-G and make the required filings. Please confirm each of the filing persons understanding that filing a
Schedule 13D or 13G on the later date does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.

Effects of the Offer, page 10
6. Revise the offer to disclose when and how you intend to determine whether your purchase of all the units tendered in your offer would be a tax termination as discussed in this section. It appears that this is an additional condition of your offer and it should be specifically disclosed in the conditions section.

Federal Income Tax Matters, page 11
7. Please eliminate the statements appearing in first sentence that this summary is a "general discussion of certain of the federal income tax consequences." Security holders are entitled to rely on your disclosure, and you are required to disclose all material tax consequences of the offer.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
??

??

??

??

Christopher K. Davis
June 10, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE